SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MusclePharm Corporation

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

627335102

(CUSIP Number)

Copy to:
Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 627335102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 12,500
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 317,093(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 12,500
PERSON WITH	8	SHARED DISPOSITIVE POWER 317,093(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,593(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.64% (based on 7,100,768 shares of common stock issued and outstanding as of May 14, 2013)
12	TYPE OF REPORTING PERSON* IN
(1)
Includes 317,093 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”). Mr. Honig is the President of GRQ Consultants, and in such capacity, has voting and dispositive power over the securities held by GRQ Consultants.

CUSIP No. 627335102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 317,093
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 317,093
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.47% (based on 7,100,768 shares of common stock issued and outstanding as of May 14, 2013)
12	TYPE OF REPORTING PERSON* OO

Item 1(a).                 Name of Issuer:

MusclePharm Corporation

Item 1(b).                 Address of Issuer's Principal Executive Offices:

4721 Ironton Street, Building A
Denver, CO 90839

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. (“GRQ Consultants” ).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

United States/Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).                 CUSIP Number.

627335102

Item 3.                      Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned: 329,593(1).

(b) Percent of class: 4.64%.

(c) Number of shares as to which Mr. Honig has:

(i) Sole power to vote or to direct the vote: 12,500.

(ii) Shared power to vote or to direct the vote: 317,093(1).

(iii) Sole power to dispose or to direct the disposition of: 12,500.

(iv) Shared power to dispose or to direct the disposition of: 317,093(1).

(1)
Includes 317,093 shares of common stock held by GRQ Consultants. Mr. Honig is the President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by GRQ Consultants.

Number of shares as to which GRQ Consultants has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 317,093.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 317,093.

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRQ Consultants, Inc.
Date: May 30, 2013	By:	/s/ Barry Honig
Barry Honig
President

Date: May 30, 2013	By:	/s/ Barry Honig
Barry Honig